AMERICAN TONERSERV CORP.
                      475 Aviation Boulevard, Suite 100
                         Santa Rosa, California 95043
                              (800) 736-3515



                              January 25, 2007



Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C.  20549

    Re:  Registration Statement on Form SB-2
         SEC File No. 333-137831

Dear Sir/Madam:

     On behalf of American TonerServ Corp. (the "Company"), please be advised that in connection with the Company's responses to the staff's comments the Company acknowledges that:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission of the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company form its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned, as President and CEO of the Company, respectfully requests that the effective date of the above-mentioned Registration Statement on Form SB-2 be accelerated to 2:00 p.m., Eastern Standard Time, on Monday, January 29, 2007, or as soon thereafter as is practicable.

                                     Very truly yours,

                                     AMERICAN TONERSERV CORP.



                                     By: /s/ Daniel J. Brinker
                                         Daniel J. Brinker, President and CEO


cc: Hugh Fuller